SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

JOHNSON & JOHNSON
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $1.00 per share
(Title of Class of Securities)

478160104
(CUSIP Number of Class of Securities)

Nicholas T. Antoun
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933
Telephone: (732) 524-0400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

Michael E. Mariani Matthew G. Jones Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Johnson & Johnson, a New Jersey corporation, with the Securities and Exchange Commission (“SEC”) on July 24, 2023, as amended by Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO, filed with the SEC on August 3, 2023 (as so amended, the “Schedule TO”). This Amendment relates to the offer by Johnson & Johnson to exchange up to an aggregate of 1,533,830,450 shares of common stock of Kenvue Inc., a Delaware corporation (“Kenvue”), par value $0.01 per share (“Kenvue Common Stock”), for outstanding shares of common stock of Johnson & Johnson, par value $1.00 per share (“J&J Common Stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated August 14, 2023 (the “Prospectus”), the Letter of Transmittal and the Instruction Booklet to the Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Kenvue has filed with the SEC under the Securities Act of 1933, as amended, a registration statement on Form S-4 (Registration No. 333-273382) (as amended through the date hereof, the “Registration Statement”) to register shares of Kenvue Common Stock offered in exchange for shares of J&J Common Stock tendered in the Exchange Offer.

The information set forth in the Prospectus, the Letter of Transmittal and the Instruction Booklet to the Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.
Item 4. Terms of the Transaction.
Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

(a)  Material Terms.

For each share of J&J Common Stock that is validly tendered and not validly withdrawn pursuant to the Exchange Offer and accepted by Johnson & Johnson, Johnson & Johnson will deliver 8.0324 shares of Kenvue Common Stock.

Because the Exchange Offer will be subject to proration if the Exchange Offer is oversubscribed, the number of shares of J&J Common Stock that Johnson & Johnson accepts in the Exchange Offer may be less than the number of shares tendered by shareholders. Based on the final exchange ratio, Johnson & Johnson would accept for exchange approximately 190,955,436 shares of J&J Common Stock upon consummation of a fully subscribed Exchange Offer (if Johnson & Johnson determines not to increase the number of shares to be accepted pursuant to Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) under the Securities Exchange Act of 1934, as amended, as described in the Prospectus).

On August 16, 2023, Johnson & Johnson issued a press release announcing the final exchange ratio of the Exchange Offer, a copy of which is attached as Exhibit (a)(4)(xl) hereto and is incorporated herein by reference.

Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(1)(i)	Prospectus, dated August 14, 2023 (incorporated by reference to Kenvue Inc.’s prospectus filed with the SEC pursuant to Rule 424(b)(3) on August 14, 2023).
(a)(4)(ii)	Prospectus, dated August 14, 2023 (incorporated by reference to Kenvue Inc.’s prospectus filed with the SEC pursuant to Rule 424(b)(3) on August 14, 2023).
(a)(4)(xxix)	Johnson & Johnson and Kenvue Savings Plans Information Agent Talking Points (incorporated by reference to Johnson & Johnson’s Form 425 filing with the SEC on August 3, 2023)
(a)(4)(xxx)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 3, 2023 (incorporated by reference to Johnson & Johnson’s Form 425 filing with the SEC on August 3, 2023).

(a)(4)(xxxi)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 4, 2023 (incorporated by reference to Johnson & Johnson’s Form 425 filing with the SEC on August 4, 2023).

(a)(4)(xxxii)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 7, 2023 (incorporated by reference to Johnson & Johnson’s Form 425 filing with the SEC on August 7, 2023).

(a)(4)(xxxiii)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 8, 2023 (incorporated by reference to Johnson & Johnson’s Form 425 filing with the SEC on August 8, 2023).

(a)(4)(xxxiv)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 9, 2023 (incorporated by reference to Johnson & Johnson’s Form 425 filing with the SEC on August 9, 2023).

(a)(4)(xxxv)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 10, 2023 (incorporated by reference to Johnson & Johnson’s Form 425 filing with the SEC on August 10, 2023).

(a)(4)(xxxvi)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 11, 2023 (incorporated by reference to Johnson & Johnson’s Form 425 filing with the SEC on August 11, 2023).

(a)(4)(xxxvii)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 14, 2023 (incorporated by reference to Johnson & Johnson’s Form 425 filing with the SEC on August 14, 2023).

(a)(4)(xxxviii)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 15, 2023 (incorporated by reference to Johnson & Johnson’s Form 425 filing with the SEC on August 15, 2023).

(a)(4)(xxxix)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 16, 2023 (incorporated by reference to Johnson & Johnson’s Form 425 filing with the SEC on August 16, 2023).

(a)(4)(xl)	Press Release by Johnson & Johnson, dated August 16, 2023 (incorporated by reference to Johnson & Johnson’s Form 425 filing with the SEC on August 17, 2023).
(a)(4)(xli)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 16, 2023 (incorporated by reference to Johnson & Johnson’s Form 425 filing with the SEC on August 17, 2023).

5

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHNSON & JOHNSON
By:	/s/ Duane Van Arsdale
	Name:	Duane Van Arsdale
	Title:	Treasurer
Dated: August 17, 2023